5 January 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 128,700 Reed Elsevier PLC ordinary shares at a price of 1090.6726p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 69,956,035 ordinary shares in treasury, and has 1,135,441,285 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 257,700 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 74,500 Reed Elsevier NV ordinary shares at a price of €19.5858 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 41,447,544 ordinary shares in treasury, and has 655,719,284 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 149,000 shares.